

Mail Stop 3720

July 1, 2009

Mr. Ralph G. D'Ambrosio
Chief Financial Officer
L-3 Communications Holdings, Inc.
600 Third Avenue 34th Floor
New York, NY 10016

> **Re:** **L-3 Communications Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 27, 2009**
> **Filed May 5, 2009**
> **File No. 001-14141**

Dear Mr. D'Ambrosio:

We have reviewed your supplemental response letter dated June 3, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 19, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Identifiable Intangible Assets, page 40

1. We note your response to prior comment 1 and your proposed disclosures. Please disclose the discount rates for each reporting unit. We also note that you propose disclosing the historical five-year compounded annual growth rates for cash flow for 2003 to 2008 for your reportable segments. Please disclose the annual growth rates for each of the last 3 years for each of your reporting units and provide a discussion of those historical growth rates when compared to your growth rate assumptions used in your discounted cash flow analysis.

2. For each of your reporting units, supplementally provide us with 1) the goodwill balance and 2) the percentage cushion by which the fair value of the reporting unit exceeds its carrying value. Please do not provide this information to us by reportable segment.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3384 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director